

essing
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AUG 2 7 2012

Washington DC
402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8-18284

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/11 (MM/DD/YY) AND ENDING 06/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DIAMANT INVESTMENT CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

170 Mason Street
(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Herbert Diamant 203-661-6410
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
(Name – *if individual, state last, first, middle name*)

517 Route 1 South, Suite 4103	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Herbert Diamant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Diamant Investment Corporation, as of June 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public My Commission Expires 9/30/14

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Supplemental Report of Independent Auditors on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIAMANT INVESTMENT CORPORATION

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

JUNE 30, 2012


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Company: DIAMANT INVESTMENT CORPORATION
Cmpy Status: Active
CIK: 0000028654

		Form Type	File No	Filing Date	Items/Exemps	Recv Date	Period
		BD/A	008-18284	09/14/2011		09/14/2011	
		X-17A-5	008-18284	08/25/2011		08/25/2011	06/30/2011
		X-17A-5	008-18284	08/30/2010		08/30/2010	06/30/2010
		BD/A	008-18284	03/25/2010		03/25/2010	
		BD/A	008-18284	09/22/2009		09/22/2009	
		X-17A-5/A	008-18284	09/16/2009		09/16/2009	06/30/2009
		X-17A-5	008-18284	08/27/2009		08/27/2009	06/30/2009
		X-17A-5	008-18284	08/27/2008		08/27/2008	06/30/2008
		X-17A-5	008-18284	08/24/2007		08/24/2007	06/30/2007
		BD/A	008-18284	01/19/2007		01/19/2007	
		X-17A-5	008-18284	09/05/2006		09/05/2006	06/30/2006

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

OFFICE OF COMPLIANCE
INSPECTIONS AND
EXAMINATIONS

DIAMANT INVESTMENT CORPORATION

CONTENTS



Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

One Penn Plaza
36th Floor
New York, NY 10119
212.867.1319

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Diamant Investment Corporation

We have audited the accompanying statement of financial condition of **Diamant Investment Corporation** (the "Company") as of June 30, 2012 and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Diamant Investment Corporation** as of June 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary schedules required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
August 21, 2012

DIAMANT INVESTMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION

	June 30, 2012
ASSETS	
Cash and cash equivalents	$ 193,535
Cash segregated under federal regulations	20,000
Due from clearing organization	75,000
Securities owned, at fair value	1,132,146
Interest receivable	4,841
Property and equipment, net of accumulated depreciation of $85,784	43,366
Secured demand notes	400,000
Other assets	3,395
Total assets	$ 1,872,283
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Customer payable - securities account	$ 49,166
Non-customer accounts payable	129,640
Payable to broker-dealers	178,718
Income taxes payable	98,939
Payroll taxes payable and other	9,714
Total liabilities	466,177
Subordinated borrowings	400,000
Stockholders' equity	
Common stock - no par value, 100 shares authorized, issued and outstanding	85,000
Additional paid-in capital	76,326
Retained earnings	844,780
Total stockholders' equity	1,006,106
Total liabilities and stockholders' equity	$ 1,872,283

See accompanying notes to financial statements.

DIAMANT INVESTMENT CORPORATION

STATEMENT OF OPERATIONS

	Year Ended June 30, 2012
Revenues	
Commissions	$ 247,490
Net realized and unrealized gains	194,647
Administrative fees	130,986
Interest and dividends	14,678
Other income	38,564
Total revenues	626,365
General and Administrative Expenses	
Office salaries	60,435
Officers' salaries	56,774
Clearing charges	39,204
Insurance	32,708
Data processing	26,304
Interest	24,685
Payroll and other taxes	24,441
Dues and assessments	21,851
Rent	20,212
Communications	10,976
Employee benefits	10,500
Subscriptions	10,441
Professional fees	8,367
Depreciation	7,427
Profit sharing	6,779
Automobile	5,778
Office	5,086
Travel and entertainment	4,629
Other expenses	8,566
Total general and administrative expenses	385,163
Net income before provision for income taxes	241,202
Provision for income taxes	99,953
Net income	$ 141,249

See accompanying notes to financial statements.

DIAMANT INVESTMENT CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended June 30, 2012

	Common Stock		Additional Paid in Capital	Retained Earnings	Total
	Shares	Amount			
Beginning balance, July 1, 2011	100	$ 85,000	$ 76,326	$ 703,531	$ 864,857
Net income	-	-	-	141,249	141,249
Ending balance, June 30, 2012	100	$ 85,000	$ 76,326	$ 844,780	$ 1,006,106

See accompanying notes to financial statements.

DIAMANT INVESTMENT CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

	Year Ended June 30, 2012
Subordinated borrowings, July 1, 2011	$ 400,000
Increases (decreases)	-
Subordinated borrowings, June 30, 2012	$ 400,000

See accompanying notes to financial statements.

DIAMANT INVESTMENT CORPORATION

STATEMENT OF CASH FLOWS

	Year Ended June 30, 2012
Cash flows from operating activities	
Net income	$ 141,249
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	7,427
Changes in operating assets and liabilities:	
Cash segregated under federal regulations	35,000
Securities owned	(659,764)
Due from clearing organization	(2,000)
Interest receivable	(3,624)
Other assets	(2,740)
Customer payable - securities account	19,810
Non-customer accounts payable	49,417
Payable to broker-dealers	178,718
Income taxes payable	96,663
Payroll taxes payable	(2,614)
Accrued expenses	(1,052)
Net cash used in operating activities	(143,510)
Cash and cash equivalents, beginning of year	337,045
Cash and cash equivalents, end of year	$ 193,535
Supplemental disclosures	
Interest paid	$ 24,685
Income taxes paid	$ 4,723

See accompanying notes to financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Business

Diamant Investment Corporation, (the "Company") was incorporated on November 18, 1974 in the State of Connecticut. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company self clears and handles its transactions through the facilities of the National Securities Clearing Corporation, the Depository Trust Company and Lakeside Bank.

A substantial portion of the customer securities are held in trust by the Depository Trust Company and Lakeside Bank. Physical possession of certain customers securities are held by the Company.

Basis of Accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Commissions

Commissions are recorded when earned which is normally on a settlement date basis adjusted for trade date, if material.

Administrative Fees

Administrative fees are recorded as revenue when the services are complete, revenues are earned and collection is determined as reasonably assured.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents to be highly liquid investments, with original maturities of less than three months at the time of purchase.

Cash Segregated Under Federal Regulations

Cash of $20,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC.

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Securities Owned

Securities owned are reported at fair value with the resulting realized difference between cost and fair value included in income or loss on the statement of operations. Fair value fluctuations of securities maintained by the company are adjusted monthly with the resulting unrealized appreciation or depreciation included in income or loss on the statement of operations.

Propietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses on a settlement date basis, adjusted for trade date basis, if material.

Customer Payable

Customer payable includes amounts due on security transactions that will be paid by the Company from the cash account segregated under federal regulation.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Gains and losses from sales or disposals of property and equipment are included in the statement of operations. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation is computed under the straight-line method based on estimated useful lives of five years for all assets.

Income Taxes

The Company is organized as a C corporation and reports its taxable income and/or losses. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has adopted a calendar year period for purposes of income tax reporting.

The provision for income taxes includes federal and state income taxes currently payable or refundable and the change in the deferred income taxes resulting from differences between the financial statement and tax basis of assets and liabilities during the year.

The Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authorites. Based on its analysis, the Company's management has determined that it has not incurred any liability for unrecognized tax benefits as of June 30, 2012. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months.

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, compliance with U.S. Federal and U.S. state tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended June 30, 2012. The Company files a Federal income tax return and in New York State and may file in various other States. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2008.

Fair Value - Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Fund has the ability to access.

Level 2 - Valuations based on inputs other than quoted prices included in Level 1 that are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. The Company had no investments that would be categorized as Level 2 or 3 in the fair value hierarchy as of June 30, 2012.

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Fair Value - Valuation Techniques and Inputs

Common Stocks

The fair value of the common stocks is the fair value based on quoted market prices, when available, or market prices provided by recognized broker dealers. Investments in securities are used for trading purposes. Gains and losses are recorded in earnings. Common stocks are generally categorized as Level 1 in the fair value hierarchy.

Corporate and Municipal Bonds

Corporate and municipal bonds are valued at the closing price reported on the principal exchange on which the individual securities are traded. Corporate and municipal bonds are generally categorized as Level 1 in the fair value hierarchy.

2. Fair Value Measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1. The following table presents information about the Company's assets measured at fair value as of June 30, 2012:

	Level 1	Level 2	Level 3
Common stocks	$ 447,753	$ -	$ -
Corporate bonds	71,813	-	-
Municipal bonds	572,183	-	-
Money market account and funds	40,397	-	-
	$ 1,132,146	$ -	$ -

3. Property and Equipment

Property and equipment consists of the following:

Automobiles	$ 94,367
Furniture, fixtures and equipment	34,783
	129,150
Less: accumulated depreciation	(85,784)
Net property and equipment	$ 43,366

Depreciation expense for the year ended June 30, 2012 was $7,427.

4. Commitments and Contingencies

The Company is committed under a month to month operating lease for office space at $5,444 per month.

Rent expense charged to operations for the year ended June 30, 2012 was $20,212 net of $45,117 received from an affiliated company. (See note 6)

5. Net Capital Requirement

The Company is subject to the Security and Exchange Commission's Uniform Net Capital Rule 15c3-1 (SEC Rule 15c3-1), which requires the maintenance of minimum net capital balance and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At June 30, 2012, the Company had net capital of $1,266,117 which was $1,016,117 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was to 0.25 to 1.

The Company is subject to Rule 15c3-3 of the Securities and Exchange Commissions (Rule 15c3-3) which requires segregation of funds in a special reserve account for the exclusive benefit of customers. At June 30, 2012, the Company has segregated cash of $20,000 under Rule 15c3-3.

On July 2, 2012, $35,000 was deposited in the special reserve account to comply with its June 30, 2012 requirement of $51,264. On July 2, 2012 the Company had $55,000 in the Special Reserve Account, which was $3,376 in excess of the deposit requirement, to satisfy the June 30, 2012 Rule 15c3-3 deposit requirement.

6. Related Party Transactions

The Company has entered into a shared services agreement with an affiliated company, Diamant Asset Management Inc. (the "Affiliate"), to provide management and administrative services. The Affiliate is registered with the SEC. The Company charges the Affiliate for administrative services and shared expenses. These amounts are included in administrative fees in the amount of $108,590 and in shared general and administrative expenses such as office and officers' salaries, automobile and transportation, communications, data processing, insurance, subscriptions, and other general expenses in the amount of approximately $248,000. The Affiliate was also charged $45,117 for rent the receipt of which is included in rent expense. In addition, $125,727 was due to the Affiliate as of June 30, 2012 and is included in non-customer accounts payable on the statement of financial condition.

The Company paid interest of approximately $24,000 to the Company's stockholders as explained in Note 8.

7. Profit Sharing Retirement Plan

The Company has a qualified profit sharing plan whereby contributions are made at the discretion of the Board of Directors. The Company's Board of Directors can elect to have the Company contribute up to 15% of the total compensation of all eligible participants to the profit sharing plan. For the year ended June 30, 2012, the Company contributed $6,779 to the Plan.

8. Secured Demand Notes and Subordinated Borrowings

Secured Demand Notes

The Company has two non-interest bearing secured demand notes (the "Note"), in the amount of $400,000, due from two stockholders. The Notes mature on June 15, 2014 and are secured with marketable securities.

8. Secured Demand Notes and Subordinated Borrowings (Continued)

Subordinated Borrowings

The Company has entered into subordinated borrowings, in the amount of $400,000, with its two stockholders. These agreements bear interest at the rate of 6% per annum and mature on June 15, 2014. Interest expense for the year ended June 30, 2012 was approximately $24,000.

The subordinated borrowings are with related parties and are available in computing net capital under the SEC's uniform net capital rule. The subordinated borrowings can be retired only if, after given effect to such retirements, the Company meets the net capital requirements governing the withdrawal of subordinated debt. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid. It is the Company's intention to renew the secured demand notes consisting of marketable securities collateralizing the agreements due on June 15, 2014. The value of the collateral is valued in excess of the amount owed at June 30, 2012.

9. Financial Instruments with Credit Risk and Other Off-Balance Sheet Risk

At times during the year, cash and cash equivalents in certain bank accounts may have exceeded Federal Depository Insurance Corporation insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from such counterparties.

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company conducts business with broker-dealers, clearing organizations and depositories that are primarily located in the New York area. The majority of the Company's transactions and, consequently, the concentration of its credit exposures, are with customers, broker-dealers and other financial institutions in the United States. These transactions result in credit exposure in the event that the counterparty fails to fulfill its contractual obligations.

10. Income Taxes

The provision for income taxes consists of the following:

Federal	$ 76,877
State	23,076
Total	$ 99,953

The Company's effective income tax rate is lower than what would be expected if the federal statutory rate were applied to income before income taxes primarily because of meals and entertainment expense deductible for financial reporting purposes that are not deductible for tax purposes. There are no differences that would give rise to deferred taxes at June 30, 2012.

11. Subsequent Events

The Company has evaluated subsequent events for potential recognition and disclosure and has not identified any subsequent events that required adjustment or disclosure in these financial statements.



SUPPLEMENTARY INFORMATION

DIAMANT INVESTMENT CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	June 30, 2012
Net capital	
Total stockholders' equity	$ 1,006,106
Add: Subordinated borrowings allowable in computation of net capital	400,000
Total capital and allowable subordinated borrowings	1,406,106
Deductions:	
Non-allowable assets:	
Property and equipment	43,366
Other assets and petty cash	3,425
Total non-allowable assets	46,791
Net capital before haircuts	1,359,315
Haircuts on marketable securities:	
Equity securities	67,163
Municipal bonds	21,868
Corporate bonds	3,359
Money market investments	808
Total haircuts	(93,198)
Net capital	$ 1,266,117
Aggregate indebtedness	
Aggregate Indebtedness liabilities	336,537
Adjustment based on deposits in Special Reserve Bank accounts	(20,000)
Total aggregate indebtedness	$ 316,537
Computation of basic net capital requirement	
Minimum net capital required (greater of 6 2/3 of aggegate indebtedness or $250,000)	$ 250,000
Excess net capital	$ 1,016,117
Ratio of aggregate indebtedness to capital	0.25 to 1

Statement pursuant ot paragraph (d) (4) of Rule 17a-5

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited amended Form X-17A-5, Part II-A filing as of June 30, 2012.

See accompanying notes to financial statements.

DIAMANT INVESTMENT CORPORATION

COMPUTUATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

	June 30, 2012
Credit factors	
Free credit balances and other credit balances in customers' security accounts	$ 49,166
Customers security accounts failed to receive	-
Total credit factors	49,166
Debit factors	
Debit balances in customers' cash accounts	-
Customer securities failed to deliver not older than 30 days	-
Less: 3% charge	-
Total debit factors	-
Net credit balance	$ 49,166
Amount of excess credits at 105%	$ 51,624
Compliance	
Amount held on deposit in segregated bank accounts for the exclusive benefit of customers at report date	$ 20,000
Amount deposited into segregated bank accounts for the exclusive benefit of customers on July 2, 2012 (first business day following the year ended June 30, 2012).	35,000
Total amount held on deposit in segregated bank accounts on July 2, 2012	$ 55,000
Excess amount in reserve account	$ 3,376

See accompanying notes to financial statements.

DIAMANT INVESTMENT CORPORATION

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2012

1. Customer fully paid securities and excess margin securities not in the respondent's control as of the report date for which instructions to reduce to possession or control had been issued as of the report date for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.

None

2. Customer fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

None

DIAMANT INVESTMENT CORPORATION

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)

JUNE 30, 2012


Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

One Penn Plaza
36th Floor
New York, NY 10119
212.867.1319

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)

To the Stockholders of
Diamant Investment Corporation

In planning and performing our audit of the financial statements of **Diamant Investment Corporation** (the "Company") as of and for the year ended June 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting, as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration for control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
August 21, 2012